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                                                                   EXHIBIT 99.2

                                                 EFFECTIVE DATE: APRIL 23, 2001


                          FORM OF ASSUMPTION AGREEMENT


                                DOUBLECLICK INC.
                        SHARE OPTION ASSUMPTION AGREEMENT

Dear _____________:

As you know, on April 23, 2001 (the "Closing Date") DoubleClick Inc. ("DoubleClick") acquired FloNetwork Inc. ("FloNetwork") (the "Acquisition"). On the Closing Date you held one or more outstanding options to purchase FloNetwork common shares granted to you under the FloNetwork Inc. Share Incentive Plan (the "Plan") and documented with one or more Share Option Agreement(s) (collectively, the "Option Agreement") issued to you under the Plan (the "FloNetwork Options"). In accordance with the Acquisition, on the Closing Date, DoubleClick assumed all obligations of FloNetwork under the FloNetwork Options. As such, each outstanding FloNetwork Option has been converted into an option to purchase
 .229726 of a share of DoubleClick common stock (the "Exchange Ratio"), with the exercise price adjusted accordingly and converted into U.S. dollars based on a currency exchange rate of 1.5463, (the U.S. dollar/Canadian dollar Noon Spot Rate exchange rate effective 12:00 p.m. Eastern Standard Time on the Closing Date as reported by the Bank of Canada). This Agreement evidences the assumption of your FloNetwork Options, including the necessary adjustments to your FloNetwork Options required by the Acquisition.

Your FloNetwork Options immediately before and after the Acquisition are as follows:

FLONETWORK STOCK OPTIONS                                                DOUBLECLICK ASSUMED OPTIONS

# of Common Shares         FloNetwork Exercise                # of Shares of            DoubleClick Common
of FloNetwork              Price Per Share                    DoubleClick               Exercise Price
                           (in Canadian $)                    Common Stock              Per Share (in US $)

----------                 ------------                       -----------               -------------

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed FloNetwork Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option status under the United States Federal tax laws.

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the "Company" or the "Corporation" means DoubleClick, (ii) to "Common Shares" or "Shares" means shares of DoubleClick common stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of DoubleClick and (iv) to the "Committee" means the Compensation Committee of the DoubleClick Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of FloNetwork will now refer to your status as an employee of DoubleClick or DoubleClick Email Canada Inc. or any other present or future DoubleClick subsidiary. To the extent the Option Agreement allowed you to deliver FloNetwork common shares as payment for the exercise price, shares of DoubleClick common stock may be delivered in payment of the adjusted exercise price, and the period for which such common shares were held prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed FloNetwork Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed FloNetwork Option(s) remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of DoubleClick common stock. Upon your termination of employment with DoubleClick or its subsidiaries, as applicable, you will have the limited time period specified in your Option Agreement to exercise your assumed FloNetwork Option(s) to the extent vested and outstanding at the time, after which time your FloNetwork Option(s) will expire and NOT be exercisable for DoubleClick common stock.








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To exercise your FloNetwork Option(s), you must deliver to DoubleClick (i) a written notice of exercise for the number of shares of DoubleClick common stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to DoubleClick at the following address:

           DoubleClick Inc.
           Attention:  Stock Administration
           450 West 33rd Street, 16th Floor
           New York, NY  10001

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and DoubleClick's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from DoubleClick will be governed by the terms of the DoubleClick stock option plan(s), and such terms may be different from the terms of your assumed FloNetwork Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by DoubleClick your DoubleClick account will not be activated. If you have any questions regarding this Agreement or your assumed FloNetwork Options, please contact Jenifer Gornstein at 212-381-5723.

                                         DOUBLECLICK INC.


                                         By:
                                            -----------------------------------
                                                Stephen Collins
                                                Corporate Secretary


                                 ACKNOWLEDGMENT

         The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her FloNetwork Options hereby assumed by DoubleClick are as set forth in the Option Agreement, the Plan and such Stock Option Assumption Agreement.


DATED:                  , 2001
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                                                       , Optionee
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